July 27, 2016

Joseph Arcuri
Via Hand Delivery

Re:    Separation Agreement and General Release

Dear Joe:

This letter when signed by you will constitute the full agreement between you and Newell Brands Inc. (“the Company”) on the terms of your separation from employment (“Agreement”). By entering into this Agreement, neither you nor the Company makes any admission of any failing or wrongdoing. Rather, the parties have merely agreed to resolve amicably any existing or potential disputes arising out of your employment with the Company and the separation thereof.

1.    Your employment with the Company will be considered terminated effective August 31, 2016 (“Separation Date”). Between August 1, 2016 (“409A Separation from Service Date”) and the Separation Date, you will be considered to be on an administrative leave of absence (“Administrative Leave Period”). During your Administrative Leave Period, you will be expected to aid in the transition of your work duties as requested by the Company, including assisting the Company with Second Quarter closing, but you are excused from regularly reporting to work; and your reduced work hours will decrease to no more than 20% of the average level of services performed by you over the 36 month period immediately preceding the 409A Separation from Service Date. While you will receive your current base pay and employee benefit coverage during the Administrative Leave Period, you will not accrue vacation or other seniority-based benefits, or be entitled to any increase in base pay (even if previously scheduled) during the Administrative Leave Period. You will receive, in a lump sum in the first payroll after the Separation Date, payment for two weeks of accrued unused vacation.

2.    In consideration of your acceptance of this Agreement, you will be entitled to the following items:

(a)
In lieu of severance pay and benefits payable under the US Newell Rubbermaid Severance Plan (which you hereby waive all rights to), severance pay of $625,000 payable in a lump sum no later than 30 days after the Separation Date.

(b)
As of the Separation Date, you shall no longer be eligible to participate in our health and dental insurance plans as an active employee participant and your Separation Date shall be considered a “qualifying event” for purposes of triggering your right to continue your group health and dental insurance pursuant to federal law (commonly referred to as “COBRA”). However, as additional consideration for your acceptance of this Agreement, your monthly COBRA premiums for such continuation coverage (if elected by you and your eligible dependents who are qualified beneficiaries under COBRA) will, for 52 weeks, be at a discounted rate equal to the same monthly cost the Company charges its active employees for group health and dental plan coverage, provided you pay the premiums in a timely manner and remain eligible for COBRA continuation coverage. Thereafter, you will have the right to continue COBRA coverage at the Company’s then established COBRA premium rates generally applicable to COBRA continuees for the duration of the applicable COBRA period, if any. You will receive, under separate cover, information regarding your rights to such continuation coverage. Notwithstanding the foregoing, if upon the future issuance of regulatory or other guidance, the discounted monthly COBRA premiums specified above would constitute or create a discriminatory insured plan of the Company in violation of the Patient Protection and Affordable Care Act or otherwise violate applicable law, then upon the effective date of such regulatory or other guidance or applicable law you shall commence paying the Company’s then established COBRA premium rates generally applicable to COBRA continuees.

(c)
You will be eligible to retain your Company-issued phone, computer and tablet. The full value of this benefit will be imputed to you as income and will be subject to all applicable tax withholdings. You agree that you will coordinate with the Company’s IT team to ensure that all Company data and confidential information is removed from the device prior to retention. You may decline this benefit if you so choose to do so. You understand and agree that you remain solely liable for any service related expenses and charges associated with operating the device.

(d)
You will be provided executive outplacement services through a service set up by the Company. The scope of said services is within the sole discretion of the Company. In order to be eligible for outplacement services, you must elect to participate in such services within 60 days of the Separation Date.

(e)
You will receive your 2016 Management Bonus, prorated based on your base earnings through the Separation Date. Your Management Bonus will not be subject to any individual or company performance modifier, and will be paid assuming performance at target levels. Your prorated Management Bonus will be paid at the same time bonuses are paid to active employees, but no later than March 15, 2017.

(f)
All vested and non-vested stock options and all non-vested restricted stock units or other awards granted under any employee stock plan will be forfeited as of the Separation Date, except those restricted stock unit grants that would have otherwise vested within 2 years after the Separation Date, which will vest on their original vesting date (subject to the satisfaction of any applicable performance conditions) as if you had continued to remain employed by the Company, subject to the approval of the Organizational Development & Compensation Committee of the Board of Directors.

(g)
Benefits provided under this Agreement are intended to be exempt from, or comply with, Section 409A of the Internal Revenue Code (the “Code”), which is the law that regulates severance pay. This Agreement shall be construed, administered, and governed in a manner that effects such intent, and the Company shall not take any action that would be inconsistent with such intent. Without limiting the foregoing, the payments and benefits provided under this Agreement may not be deferred, accelerated, extended, paid out, or modified in a manner that would result in a the imposition of additional tax under Code Section 409A. Although the Company shall use its best efforts to avoid the imposition of taxation, interest, and penalties under Code Section 409A, the tax treatment of the benefits provided under this Agreement is not warranted or guaranteed. Neither the Company nor its affiliates nor its or their directors, officers, employees, or advisers shall be held liable for any taxes, interest, penalties, or other monetary amounts owed by you or any other taxpayer as a result of this Agreement. All “nonqualified deferred compensation” (within the meaning of Code Section 409A), including without limitation your vested deferred compensation, will be payable in accordance with the terms and conditions of the applicable plan based upon the Code 409A Separation from Service in accordance with Code Section 409A and the regulatory and other guidance promulgated thereunder.

3.    In consideration of the payments and benefits provided to you above, to which you are not otherwise entitled and the sufficiency of which you hereby acknowledge, you do, on behalf of yourself and your heirs, administrators, executors, and assigns, hereby fully, finally, and unconditionally release and forever discharge the Company and its parent, subsidiary, and affiliated entities and its and their former and present officers, directors, shareholders, employees, trustees, fiduciaries, administrators, attorneys, consultants, agents, and other representatives, and all their respective predecessors, successors, and assigns (collectively “Released Parties”), in their corporate, personal, and representative capacities, from any and all obligations, rights, claims, damages, costs, attorneys’ fees, suits, and demands, of any and every kind, nature and character, known or unknown, liquidated or unliquidated, absolute or contingent, in law and in equity, waivable and/or enforceable under any local, state, federal, or foreign common law, constitution, statute, or ordinance which arise from or relate to your employment with the Company or the termination thereof, or any past actions or omissions of the Company or any of the Released Parties through the date you sign this Agreement. Specifically included in this release is a general release which releases the Released Parties from any claims, including without limitation claims under: (1) Title VII of the Civil Rights Act of 1964, as amended by the Civil Rights Act of 1991 (race, color, religion, sex, and national origin discrimination); (2) the Americans with Disabilities Act, as amended (disability discrimination); (3) 42 U.S.C. § 1981 (race discrimination); (4) the Age Discrimination in Employment Act (29 U.S.C. §§ 621-624) (age discrimination); (5) 29 U.S.C. § 206(d)(1) (equal pay); (6) Executive Order 11246 (race, color, religion, sex and national origin discrimination); (7) Executive Order 11141 (age discrimination); (8) Section 503 of the Rehabilitation Act of 1973 (disability discrimination); (9) Employee Retirement Income Security Act of 1974, as amended; (10) the Occupational Safety and Health Act; (11) the Ledbetter Fair Pay Act; (12) the Family and Medical Leave Act; (13) the Genetic Information and Non-Discrimination Act; (14) the Uniformed Service Employment and Reemployment Rights Act; (15) the Worker Adjustment and Retraining Notification Act; and (16) other similar federal, state, and local anti-discrimination and other employment laws, including those of the State of Georgia and where applicable, any rights and claims arising under the law and regulations administered by California’s Department of Fair Employment and Housing. You further acknowledge that you are releasing, in addition to all other claims, any and all claims based on any retaliation, tort, whistle-blower, personal injury, defamation, invasion of privacy, retaliatory discharge, constructive discharge, or wrongful discharge theory; any and all claims based on any oral, written, or implied contract or on any contractual theory; any and all claims based on any public policy theory; any and all claims for severance pay, supplemental unemployment pay, or other separation pay, including but not limited to claims under the Newell Rubbermaid Severance Pay Plan, Newell Rubbermaid Supplemental Unemployment Pay Plan, or the Newell Rubbermaid Excess Severance Plan; any and all claims related to the Company’s use of your image, likeness, or photograph; and any and all claims based on any other federal, state, or local Constitution, regulation, law (statutory or common), or other legal theory, as well as any and all claims for punitive, compensatory, and/or other damages, back pay, front pay, fringe benefits, and attorneys’ fees, costs, or expenses. Nothing in this Agreement and Release, however, is intended to waive your entitlement to vested benefits under any 401(k) plan or other benefit plan provided by the Company. Finally, the above release does not waive claims that you could make, if available, for unemployment compensation, workers’ compensation, or claims that cannot be released by private agreement.

You further acknowledge and agree that you have not filed, assigned to others the right to file, reported, or provided information to a government agency, nor are there pending, any complaints, charges, or lawsuits by or on your behalf against the Company or any Released Party with any governmental agency or any court. Nothing herein is intended to or shall preclude you from filing a complaint and/or charge with any appropriate federal, state, or local government agency, reporting or providing information to said agency, or cooperating with said agency in its investigation; however, you understand and agree that you shall not be entitled to and expressly waive any right to personally recover against any Released Party in any action brought against any Released Party by any governmental agency, you give up the opportunity to obtain compensation, damages, or other forms of relief for yourself other than that provided in this Agreement, without regard as to who brought said complaint or charge and whether the compensation, damages, or other relief is recovered directly or indirectly on your behalf, and you understand and agree that this Agreement shall serve as a full and complete defense by Newell Rubbermaid and the Released Parties to any such claims.

4.    Non-Competition.

(a)    The Company. Prior to its transformation into Newell Brands, the Company was a consumer goods company that manufactures, markets, sells, and distributes products in the following segments:

Writing	Sharpie, Paper Mate, Elmer’s, X-Acto, Expo, Parker, Waterman, Dymo Office	Writing instruments, including markers and highlighters, pens and pencils; activity based adhesives and cutting products, art products; fine writing solutions; labeling solutions.
Home Solutions	Rubbermaid, Contigo, bubba, Calphalon, Levolor, Goody	Indoor/outdoor organization, food storage and home storage products; durable beverage containers; gourmet cookware, bakeware and cutlery; window treatments; hair care accessories.
Tools	Irwin, Lenox, hilmor, Dymo Industrial	Hand tools and power tool accessories; industrial bandsaw blades; tools for HVAC systems; label makers and printers for industrial use.
Commercial Products	Rubbermaid Commercial Products	Cleaning and refuse products, hygiene systems, material handling solutions
Baby & Parenting	Graco, Baby Jogger, Aprica, Tuetonia	Infant and juvenile products such as car seats, strollers, high chairs and playards.

(b)    Your Job Duties. You agree that your job duties were as the Chief Commercial Officer of the Newell Rubbermaid Group, which included responsibility for the global commercial operations of the above listed Segments of the Company, the Segment Presidents and the related customer development and supply chain operations.

(c)    Your Obligations. For a period of 12 months following the Separation Date, you agree that you will not perform in the United States the same or substantially the same Job Duties on behalf of a business or organization that competes with the Company as defined above.

(d)    Reasonableness. You hereby acknowledge and agree that: (i) the restrictions provided in this paragraph are reasonable in time and scope in light of the necessity for the protection of the business and good will of the Company and the consideration provided to you under this Agreement; and (ii) your ability to work and earn a living will not be unreasonably restrained by the application of these restrictions.

(e)    Injunctive Relief. You also recognize and agree that should you fail to comply with the restrictions set forth above regarding Non-Competition and/or Non-Solicitation, which restrictions you recognize are vital to the success of the Company’s business, the Company would suffer substantial damage for which there is no adequate remedy at law due to the impossibility of ascertaining exact money damages. Therefore, you agree that in the event of the breach or threatened breach by you of any of the terms and conditions of this Agreement, the Company shall be entitled, in addition to any other rights or remedies available to it, to institute proceedings in a federal or state court and to secure immediate temporary, preliminary, and permanent injunctive relief. In the event the enforceability of any of the covenants in this paragraph are challenged in court, the applicable time period as to such covenant shall be deemed tolled upon the filing of the lawsuit challenging the enforceability of this Agreement until the dispute is finally resolved and all periods of appeal have expired. You understand and agree that this Agreement contemplates and memorializes an unequivocal, complete, and final dissolution of your employment relationship with the Company, and that, therefore, you have no automatic right to be reinstated to employment with or rehired by the Company, and that in the future, the Company and its affiliated and related entities and their successors and assigns shall have no obligation to consider you for employment, although it may voluntarily choose to do so.

5.You understand and agree that this Agreement contemplates and memorializes an unequivocal, complete, and final dissolution of your employment relationship with the Company, and that, therefore, you have no automatic right to be reinstated to employment with or rehired by the Company, and that in the future, the Company and its affiliated and related entities and their successors and assigns shall have no obligation to consider you for employment, although it may voluntarily choose to do so.

6.You agree to return to the Company all of the Company’s property, including, without limit, any electronic or paper documents and records and copies thereof that you received or acquired during your employment containing confidential Company information and/or regarding the Company’s practices, procedures, trade secrets, customer lists, or product marketing, and that you will not use the same for your own purpose. You further agree to return to Fiona Laird any and all hard copies of any documents which are the subject of a document preservation notice or other legal hold and to notify Fiona Laird of the location of any electronic documents which are subject to a legal hold. Unless required or otherwise permitted by law, you further agree that you will not disclose to any person, firm, or corporation or use for your own benefit any information regarding the terms of this Agreement or the amount of severance pay being paid pursuant to this Agreement, except that you may disclose this information to your spouse and your attorney, accountant, or other professional advisor to whom you must make the disclosure in order for them to render professional services to you; provided that you first advise them of this confidentiality provision and they also agree to maintain the confidentiality of the severance pay and benefits and terms of this Agreement.

7.When permitted by applicable law, you agree that in the event that you breach any of your obligations under this Agreement, the Company is entitled to stop any of the payments or other consideration to be provided to you pursuant to Paragraph 2 of this Agreement, including but not limited your severance pay and/or your COBRA subsidy and to recover any payments or other consideration already paid you. This includes, when allowed by applicable law, the return by you of any severance pay and the value of other benefits already paid to you pursuant to this Agreement prior to your proceeding with any claim in court against any of the Released Parties. You further agree that in the event of a breach by you, the Company shall be entitled to obtain any and all other relief provided by law or equity including the payment of its attorneys’ fees and costs.

8.It is agreed that neither you nor the Company, nor any of its officers, directors, or employees, make any admission of any failing or wrongdoing or violation of any local, state, or federal law by entering into this Agreement, and that the parties have entered into this Agreement simply to resolve your employment relationship in an amicable manner. While considering this Agreement and at all times thereafter, you agree to act in a professional manner and not make any disparaging or negative statements regarding the Company or its affiliated companies and its and their officers, directors, and employees, or its and their products or to otherwise act in any manner that would damage the business reputation of the same. Nothing in this non-disparagement provision is intended to limit your ability to provide truthful information to any governmental or regulatory agency or to cooperate with any such agency in any investigation. The Company agrees to instruct Michael Polk, Bill Burke, Mark Tarchetti, Richard Davies, Joe Cavalier, Ralph Nicoletti, Fiona Laird and Brad Turner to not make any disparaging statements regarding you or to otherwise willfully act in any manner that would damage your business reputation.

9.You agree, upon reasonable notice, to advise and assist the Company and its counsel in preparing such operational, financial, and other reports, or other filings and documents, as the Company may reasonably request, and otherwise cooperate with the Company and its affiliates with any request for information. You also agree to assist the Company and its counsel in prosecuting or defending against any litigation, complaints, or claims against or involving the Company or its affiliates. The Company shall pay your necessary travel costs and expenses in the event it requires you to assist it under this Paragraph.

10.You acknowledge and agree that this Agreement sets forth the entire understanding between the parties concerning the matters discussed herein, that no promise or inducement has been offered to you to enter into this Agreement except as expressly set forth herein, that the provisions of this Agreement are severable such that if any part of the Agreement is found to be unenforceable, the other parts shall remain fully valid and enforceable, and that a court is authorized to amend the relevant provisions of the Agreement to carry out the intent of the parties to the extent legally permissible.

11.Subject to Section 12 below, the provisions of any Employment Security Agreement or Change in Control Agreement, Retention Agreement or other agreement, policy, or practice relating to severance benefits or monies to be paid to you upon your termination from employment with the Company is expressly rendered null and void by this Agreement.

12.Unless specifically voided herein, any individual terms of any agreement that you have previously entered into with the Company or its affiliated or related entities that by their terms extend past your Separation Date, including the confidentiality, non-competition and non-solicitation provisions in any Employment Security Agreement with the

Company and in those grant agreements accepting your restricted stock units in 2013, 2014 and 2015, remain in full force and effect.

13.You agree to submit all outstanding expenses no later than one week after the Separation Agreement. The Company agrees to reimburse you for qualified, reimbursable expenses incurred by you through the Separation Date which have not yet been reimbursed and which are submitted within this time period and permitted pursuant to the Company’s standard policies and procedures relating to reimbursement of expenses. You understand and agree that failure to submit your expenses per this Paragraph will result in denial of your claim for reimbursement and that you will be personally responsible for any charges not covered.

14.You acknowledge and agree that: (i) you have been paid in full for all hours that you have worked through the date you sign this Agreement; (ii) it is your responsibility to make a timely report of any work related injury or illness and that you have reported to HR any work related injury or illness that occurred up to and including through your last day of employment.

15.Nothing contained in this Agreement shall restrict the Company's ability to seek recoupment of any form of compensation (except that set forth in Paragraph 2(b)) paid to you after the Separation Date) pursuant to the Newell Rubbermaid Inc. Policy Regarding Executive Incentive Compensation Recoupment, or any such successor policy (the “Recoupment Policy”), and you hereby expressly agree to be subject to the Recoupment Policy notwithstanding your termination of employment; provided that the Recoupment Policy shall be applied to you in the same manner as it is applied to the senior executives of the Company including the compensation subject to such recoupment.

16.You acknowledge and agree that the releases set forth above are in accordance with and shall be applicable to, without limitation, any claims under the Age Discrimination in Employment Act and the Older Workers’ Benefit Protection Act, and that in accordance with these laws, you are hereby advised in writing to consult an attorney prior to accepting and executing this Agreement. You have twenty-one (21) days from your receipt of this letter to accept the terms of this Agreement. You may accept and execute this Agreement within those twenty-one (21) days. You agree that if you elect to sign this Agreement before the end of this twenty-one (21) day period, it is because you freely chose to do so after carefully considering its terms.

If you accept the terms of this Agreement, please date and sign this letter and return it to me. Once you execute this Agreement, you have seven (7) days in which to revoke in writing your acceptance by providing the same to me, and such revocation will render this Agreement null and void. If you do not revoke your acceptance in writing and provide it to me by midnight on the seventh (7th) day, this Agreement shall be effective the day after the seven- (7-) day revocation period has elapsed (“Effective Date”).

Sincerely,

/s/ Fiona C. Laird
Fiona C. Laird
Chief Human Resources Officer

By signing this letter, I represent and warrant that I have not been the victim of age or other discrimination or wrongful treatment in my employment and the termination thereof. I further acknowledge that the Company advised me in writing to consult with an attorney, that I had at least twenty-one (21) days to consider this Agreement, that I received all information necessary to make an informed decision and I had the opportunity to request and receive additional information, that I understand and agree to the terms of this Agreement, that I have seven (7) days in which to revoke my acceptance of this Agreement, and that I am signing this Agreement voluntarily with full knowledge and understanding of its contents.

Dated: July 28, 2016                    Name: _/s/ Joseph Arcuri
Joseph Arcuri

Appendix A- Bonus and LTIP calculation for illustrative purposes only

2016 Bonus        Prorated at target        $354,166.67

LTIP/LEAP Awards	Awards vesting within two years of separation date would vest under vesting schedule of awards:

Grant Date	Shares Granted	Type	Vesting Date
12/1/2014	12,956	Time	12/1/2016
12/1/2014	12,956	Time	12/1/2017
2/11/2015	8,965	Time	2/11/2018
2/11/2015	13,448	Perf	2/11/2018
Total	48,325